

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Jason P. Wells
President and Director
Southern Indiana Gas and Electric Company
211 NW Riverside Drive
Evansville, IN 47708

      Re: Southern Indiana Gas and Electric Company
          SIGECO Securitization I, LLC
          Registration Statement on Form SF-1
          Filed March 24, 2023
          File Nos. 333-270851 and 333-270851-01

Dear Jason P. Wells:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Part II - Information not Required in Prospectus
Item 14. Exhibits, page II-3

1.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance